UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Calendar Quarter Ended September 30, 2002

Consolidated Natural Gas Company
(Name of registered holding company)

120 Tredegar Street
Richmond, Virginia 23219
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business

Consolidated Natural Gas Company ("CNG")(a)
Dominion Field Services, Inc. ("Field Services")	Gas Related	03/1977	Delaware	100%	Engages in activities involving Appalachian natural gas supply, including gathering and administration of supply contracts.
Dominion Iroquois, Inc. (a)
Iroquois Gas Transmission System, L.P. ("Iroquois")	Gas Related	12/1989	Delaware Partnership	24.72%	Owns and operates an interstate natural gas pipeline that transports Canadian gas to utilities and power generators in New York and New England.
Dominion Greenbrier, Inc. ("Greenbrier")	Gas Related	11/2000	Virginia	100%	Owns 67% of Greenbrier Pipeline Company, LLC. (b)
Dominion Oklahoma Texas Exploration & Production, Inc. ("DOTEPI")	Gas Related	09/2001	Delaware	100%	Engages in natural gas and oil exploration and production.
Dominion Natural Gas Storage, Inc. ("DNGS")	Gas Related	11/2001	Delaware	100%	Owns gas storage facilities, a brine pipeline and a gas interconnect pipeline
Dominion Cove Point, Inc. ("Cove Point") (NEW)	Gas Related	08/2002	Virginia	100%	Owns a liquefied natural gas import facility.
Dominion Transmission, Inc. (a)
Tioga Properties, LLC ("Tioga") (NEW)	Gas Related	06/2002	Delaware	100%	Owns a developmental underground natural gas storage system.

(a) Directly or indirectly holds interests in gas-related companies.

(b) Greenbrier Pipeline Company, LLC plans to develop, construct and own a pipeline to meet increased demand for natural gas in the Appalachian and Piedmont regions.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS (c, d)

Company issuing security (Borrower)	Type of security issued	Principal amount of security	Issue or renewal	Cost of capital	Person to whom issued (Lender)	Collateral given with security	Consideration received for each security

Greenbrier	Short Term Note	$2,545,000	-	-	CNG	-	-
DNGS	Short Term Note	$76,000	-	-	CNG	-	-
Cove Point	Long Term Note	$108,578,000	-	-	CNG	-	-

Company Contributing Capital	Company Receiving Capital	Type and Amount of Capital Infusion
CNG	Cove Point	$1,000 in return for 100 shares of no par value common stock
CNG	Cove Point	Capital contribution of $108,578,000
CNG	Tioga	Capital contribution of $10,000

(c) Securities were issued pursuant to Rule 52.

(d) Field Services and Dominion Iroquois, Inc. participate in the CNG System Money Pool ("Money Pool"). During the calendar quarter, Field Services contributed $64,034,000 to, and withdrew $66,106,000 from, the Money Pool; and had a net investment of $13,627,000 in the Money Pool at September 30, 2002. During the calendar quarter Dominion Iroquois, Inc. contributed $28,000 to, and withdrew $604,000 from, the Money Pool; and had a net investment of $4,702,000 in the Money Pool at September 30, 2002. Additionally, as of September 30, 2002 there remained outstanding $92,700,000 in CNG guarantees of Field Services obligations.

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands) (e)
Reporting Company Rendering Service	Associate Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

Field Services	Dominion Transmission, Inc.(DTI)(f)	Sales of Extracted Products, & Rental fees	$3,447			$3,447
Field Services	Dominion Exploration & Production, Inc. (g)	Fuel Management Services	$42			$42
Field Services	Dominion Appalachian Development Properties, L.L.C.(h)	Fuel Management Services	$22			$22

(e) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.

(f) Services provided by Field Services to DTI are provided pursuant to a service agreement dated April 23, 2001 in the form of Exhibit A(e) to the Form U-9C-3 filed for the second calendar quarter of 2002.

(g) Service provided at cost.

(h) Services provided by Field Services to Dominion Appalachian Development, Inc. are provided pursuant to a service agreement dated May 1, 2002 in the form of Exhibit A(g) to the Form U-9C-3 filed for the second calendar quarter of 2002.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands) (i)
Associate Company Rendering Service	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed

DTI	Greenbrier (j)	Administration, Engineering, Operations & Maintenance Services	$450	$12		$462
DTI	Field Services (k)	Operations & Maintenance Services	$238	$74		$312
DTI	DNGS (l)	Administration, Engineering, Operations & Maintenance Services	$1,143	$360		$1,503
DTI	Cove Point LNG Limited Partnership (m)	Engineering, Operations & Maintenance Services	$63	$20		$83
Dominion Exploration & Production, Inc.	DOTEPI (n)	Operations & Maintenance of Gas Properties	$10,586			$10,586

(i) As per Rules 80 and 81, natural gas supply, storage or transportation capacity transactions are not reported hereunder.
Services provided by Dominion Resources Services, Inc. ("DRS") are billed pursuant to standard at-cost service agreements between DRS and Dominion Resources, Inc. subsidiaries. Information with respect to transactions under such agreements is not provided in this report, but is provided by Form U-13-60.

(j) Amount represents 100% of the services provided by DTI to Greenbrier Pipeline Company, LLC which is owned 33% by a non-affiliated entity. Services provided by DTI to Greenbrier are provided pursuant to a service agreement dated January 1, 2001, in the form of Exhibit B to the Form U-9C-3 filed for the first calendar quarter of 2001.

(k) Services provided by DTI to Field Services are provided pursuant to agreements in the form of Exhibit A(i) to the Form U-9C-3 filed for the second calendar quarter of 2002.

(l) A copy of the Service Agreement between DTI and DNGS dated December 1, 2001 is attached as Exhibit A(l).

(m) A copy of the Service Agreement between DTI and Cove Point LNG Limited Partnership dated August 30, 2002 is attached as Exhibit A(m).

(n) Services provided by Dominion Exploration & Production, Inc. to DOTEPI are provided pursuant to a Market Services Agreement dated November 1, 2001 in the form of Exhibit A(k) to the Form U-9C-3 filed for the second calendar quarter of 2002.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):
Total consolidated capitalization as of September 30, 2002	$7,997,422 (o)	Line 1

Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)	1,199,613	Line 2

Greater of $50 million or line 2	1,199,613	Line 3

Total current aggregate investment: (categorized by major line of energy-related business)	None	Line 4

Difference between the greater of $50 million or 15% of capitalization and the total aggregate investment of the registered holding system (line 3 less line 4)	1,199,613	Line 5

Investments in gas-related companies (in thousands):

Total current aggregate investment: (categorized by major line of gas-related business)

Gas exploration and production	2,283,043
Gas sales and storage services	248,620
Gas transportation	36,898
		$2,568,561

(o) Includes short-term debt of $872,711 and affiliated current borrowings of $75,258.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None.

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Balance sheets as of September 30, 2002 and income statements for the three months and nine months ended September 30, 2002 for Field Services, Greenbrier, DOTEPI, DNGS, Cove Point and Tioga are filed under confidential treatment pursuant to Rule 104(b).

B. Exhibits

Copies of the following service agreements between associate companies are attached as Exhibit A hereto:

(i) Exhibit A(l) - A copy of the Service Agreement between DTI and DNGS dated December 1, 2001.

(ii) Exhibit A(m) - A copy of the Service Agreement between DTI and Cove Point LNG Limited Partnership dated August 30, 2002.

The certificate as to filing with interested state commissions is attached hereto as Exhibit B.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned attorney thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.

CONSOLIDATED NATURAL GAS COMPANY

/s/ James F. Stutts
By: James F. Stutts Its Attorney
November 26, 2002

Exhibit A(l)

December 1, 2001

Dominion Natural Gas Storage, Inc.
120 Tredegar Street
Richmond, Virginia 23219

Gentlemen:

This Agreement is entered into by and between Dominion Transmission, Inc. ("DTI"), a Delaware corporation and Dominion Natural Gas Storage, Inc. ("DNGS"), a Delaware corporation. DNGS has requested that DTI provide it with certain services which it may from time to time require in the conduct of its business. DTI has agreed to provide such services to DNGS, upon the terms and conditions hereinafter provided.

Accordingly, in consideration of the mutual promises herein contained, DTI and DNGS agree as follows:

    Upon oral or written request by DNGS, DTI will provide such engineering, operations, accounting, marketing, storage, administrative and related services as are deemed necessary or desirable. In so doing, DTI may arrange for and provide the services of its own qualified personnel, or it may, after consultation with DNGS, arrange for and provide the services of such qualified, non-affiliated personnel as DTI, in its own opinion, deems necessary or appropriate.
    All services rendered under and in accordance with this Agreement shall be provided at cost.

    The cost of rendering such services shall include: (1) a portion of the salaries and wages, including incentive bonuses if applicable, of employees of DTI determined according to the time devoted by such employees to the performance of services hereunder for DNGS; (2) the costs of such employees' benefits, payroll taxes and compensated absences attributable to salaries and wages directly billed, as determined in accordance with DTI policies and procedures in place from time to time, (3) all other out-of-pocket operating costs, including expenses for transportation, tolls and other expenses incurred by DTI or its employees in connection with the performance of services under this Agreement , (4) the actual costs of materials and supplies furnished by DTI in connection with the performance of services under this Agreement, and (5) administrative and general costs attributable to services performed under this Agreement (including reasonable amounts for general office maintenance and depreciation, amortization, return and related taxes on DTI's general plant investment), determined in accordance with DTI's policies and procedures.

    DTI shall render monthly statements to DNGS for services supplied or to be supplied in the manner set forth above. Such statements shall include the costs of all services supplied hereunder during the preceding month and may include estimated amounts attributable to services which DTI anticipates it will supply during the next succeeding calendar month. All statements so rendered will be due and payable ten (10) days after receipt thereof.
    This Agreement shall become effective as of December 1, 2001 and shall continue in force and effect until terminated by either party upon thirty (30) days' written notice of termination; provided, however, that this Agreement shall be subject to termination or modification at any time to the extent that its performance may conflict with the provisions of the Public Utility Holding Company Act of 1935, as amended, or any rule, regulation or order of the Securities and Exchange Commission adopted or promulgated prior or subsequent to the making of this Agreement; and provided, further, that this Agreement shall be subject to the approval of any state or federal regulatory body or agency, the approval of which is, by the laws of said state or of the United States, a legal prerequisite to the execution, acceptance or performance of this Agreement.
    Either party may, without relieving itself of its obligations under this Agreement, assign any of its rights hereunder to a person with which it is affiliated, but otherwise no assignment of this Agreement or any of the rights or obligations hereunder shall be made unless there first shall have been obtained the consent thereto in writing of the other party.

If you approve of this proposal, please indicate your acceptance by executing both copies hereof in the space provided and return one (1) fully executed copy to DTI.
Respectfully submitted, Dominion Transmission, Inc.

By: /s/ Patricia A. Wilkerson
Name: Patricia A. Wilkerson Title Vice President and Secretary
Accepted and Agreed to: Dominion Natural Gas Storage, Inc.

By: /s/ G. Scott Hetzer
Name: G. Scott Hetzer Title: Senior Vice President and Treasurer

Exhibit A(m)

CONTRACT SERVICES AGREEMENT

THIS AGREEMENT made, entered into and effective as of the 30th day of August, 2002, by and between Cove Point LNG Limited Partnership, a Delaware limited partnership (hereinafter "Owner"), and Dominion Transmission, Inc., a Delaware corporation (hereinafter "Contractor").

Witnesseth:

WHEREAS, Owner owns an approximately 87 mile pipeline extending from its LNG facilities near Cove Point, Maryland to Loudoun County, Virginia as further defined herein and as described in Exhibit A, attached hereto and incorporated herein by reference and which constitute part of the Pipeline (as hereinafter defined); and

WHEREAS, Owner desires to have an independent contractor operate, maintain and repair the Pipeline and provide certain other services; and

WHEREAS, Contractor desires to operate, maintain and repair the Pipeline and provide certain other services on the terms and conditions set forth below.

NOW THEREFORE, in consideration of the premises and the mutual covenants and agreements contained in this Agreement, Owner and Contractor agree as follows:

I.
DEFINITIONS

    "Capital Additions" in general shall mean addition to, enlargement or replacement of the Pipeline. Classification as a Capital Addition shall be governed by Title 18 of the Code of Federal Regulations as established by the Federal Energy Regulatory Commission.
    "Closing" shall mean the consummation of the transactions contemplated by the Purchase Agreement by and between Williams Cove Point, Inc. and Consolidated Natural Gas Company, for the purchase and sale of all membership interests of Williams Cove Point LNG Company, LLC and Williams Gas Projects Company, LLC.
    "Force Majeure" as used herein, and as applied to either party hereto, shall mean acts of governmental authorities, acts of God, strikes, lockouts or other labor disturbances, acts of the public enemy, war, blockades, insurrections, riots, epidemics, fire, floods, washouts, storms, freezes, arrests, and restraint of rules and people, civil disturbances, explosions, breakage or accidents to machinery or lines of pipe, interruption of transportation by third parties, or any other cause, whether of the kind herein enumerated or otherwise, not reasonably within the control of the party claiming force majeure. It is understood that settlement of strikes, lockouts, or labor disturbances shall be entirely within the discretion of the party having the difficulty and that the requirement herein that any force majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes, lockouts, or labor disturbances by acceding to the demands of the opposing party when such course is reasonably inadvisable in the discretion or judgment of the party having such difficulty.
    "Pipeline" shall mean the pipeline, associated compressor stations, and measurement and regulation facilities and other appurtenant facilities to those listed in Exhibit A, and shall also include the related easements, rights-of-way and similar rights of land use.

II.
SCOPE OF AGREEMENT

    Commencing on Closing, Contractor shall operate, maintain and repair Owner's Pipeline and perform certain other services, including those functions listed in Exhibit B hereto, at least at the current standards identified by Owner in Exhibit C, pursuant to sound and prudent industry practice and in accordance with all applicable state, federal and local regulations, including without limitation the requirements of the U.S. Department of Transportation ("DOT"), 49 CFR, part 192; provided, however, that Contractor shall not be responsible in any respect for actions or inactions and any related claims, liabilities, or obligations arising or attributable to periods prior to Closing (or Contractor's assumption of the specific function, if later). Contractor shall not modify the designated maximum allowable operating pressures (as contained in the DOT records of Owner) or configuration of pipelines or compressors without the express written consent of Owner except in response to an emergency or force majeure event. Subject to Article VI hereto, all Capital Additions, whether or not associated with any Pipeline failure, repair, or damage related to the Pipeline shall only be commenced with the mutual written consent of both parties, except in the case of an emergency. Owner shall advance to Contractor all sums necessary to make such Capital Additions. Advance payments shall be made within twenty (20) business days after Owner's approval of the expenditure. Owner shall reimburse Contractor any costs incurred by Contractor for Capital Additions that have not been advanced to Contractor within twenty (20) days after receipt by Owner of copies of the paid invoices.
    Contractor will perform all testing of the Pipeline in conformance with federal, state and local regulations and will perform such tests in accordance with the schedule contained in Exhibit C attached hereto and as consistent with Owner's historical testing procedures. Contractor shall perform DOT required tests on all transmission facilities. Contractor will forward the tests, inspections and surveys to Owner within the time limits reasonably designated by Owner. Contractor will provide Owner with all records concerning maintenance and repair of the Pipeline as are required by the Department of Transportation Title 49 CFR Part, 192 in a timely manner, or immediately upon reasonable request by Owner.
    Contractor shall measure and integrate charts from all custody transfer meters located on and forming part of the Pipeline and supply the charts and calculated quantities to Owner in accordance with the meter reading and chart integrating standards detailed in Exhibit C.
    Contractor agrees to perform its maintenance and repair responsibilities in a good and workmanlike manner, and shall not require any Owner prior approvals for such performance, provided that any single project or expenditure requiring more than $100,000 shall be subject to Owner approval.

III.
OWNER OBLIGATIONS

    Owner shall retain and be responsible for the following duties, provided that this section shall not relieve Contractor of any filing or reporting requirements that Contractor may have in regard to any state, local or federal statutes, rules or regulations:
      File all state, federal and local reports and maintain all records legally required to be filed or retained by the Owner concerning the Pipeline with copies provided to Contractor.
      Approve all Capital Additions on the Pipeline.
      Approve all maintenance and repair work over $100,000 per project, exclusive of work required in response to an emergency or force majeure event.
      Approve all meter connections and addition of compression by shippers whose gas enters the Pipeline.
      Secure and maintain all certificates, licenses, permits and authorizations required by any governmental authority or other person with copies provided to Contractor.

B. Owner shall have the right at any time with 24 hours notice to inspect the Pipeline to assure compliance with any state, federal or local rules and regulations. Owner shall have the right at any time with 24 hours notice also to inspect the Pipeline to assure that Contractor's operations are in conformance with this Agreement. Owner reserves the right to inspect or access the Pipeline at anytime in the event of an emergency or force majeure situation.

IV.
INDEPENDENT CONTRACTOR

It is expressly understood that Contractor is an independent contractor and that neither Contractor nor Contractor's principals, partners, employees, or subcontractors, are servants, agents, employees or co-employees of Owner. Without in any way limiting the foregoing, to the extent that employees of the Owner provide direction to the employees or agents of Contractor, the Owner shall be considered a customer providing direction as to the type of services requested and shall not under any circumstances be considered a supervisor or co-employer. As an independent contractor, Contractor agrees to comply with all laws, rules and regulations, whether federal, state or municipal, including, but not limited to laws, rules and regulations designed to protect the environment which, now or in the future, may be applicable to all services or work performed hereunder or applicable to Contractor's business, equipment or employees engaged in or in any manner connected with its performance hereunder. Further, Contractor, as an independent contractor, assumes full responsibility for loss of or damage to its materials, machinery, equipment or other property while performing hereunder, subject to Article XIV hereof.

V.
CONTRACTOR'S FEE

    Owner shall pay to Contractor on a monthly basis as consideration for Contractor fulfilling its obligations hereunder Contractor's cost of providing the services for Owner, including but not limited to Contractor's employee costs and fringe benefits, actual costs of materials used or procured, cost of filing fees or other regulatory fees paid by Contractor on Owner's behalf and all other expenses or costs incurred by Contractor in performing the services provided in this Agreement.
    Upon request, Owner shall provide Contractor with reasonable access to and the use of its (i) operating records and other data, and (ii) available employees with knowledge of the Pipeline.
    On or before the 20th day of the month following each month of services, Owner shall remit to Contractor any amounts due and owing Contractor from Owner.

VI.
CAPITAL ADDITIONS

Contractor shall not rearrange Pipeline, add new pipelines' facilities, or compressors, or enlarge Pipeline without Owner's express written permission. Contractor understands that certain portions of the Pipeline may require regulatory approval in order to add, rearrange, or enlarge. If regulatory approval is required, Owner shall file expeditiously for such approval expense.

VII.
INSURANCE

    Contractor agrees to procure, maintain and amend, at its sole expense policies of insurance or through self-insurance covering its maintenance and repair activities described in this Agreement in the amounts no less than those outlined below:
Coverage	Limits
Comprehensive General Liability Including Contractual Liability	Combined Single Limit Bodily Injury And Property Damage:
$ 1,000,000 Each Person
$ 1,000,000 Each Occurrence
$ 1,000,000 Aggregate Products
$ 1,000,000 Aggregate Operations
Automobile Liability (Owned, non-owned, hired)
Bodily Injury	$ 1,000,000 Each Person
$ 1,000,000 Each Occurrence
Property Damage	$ 1,000,000 Each Occurrence
Excess Liability Excess of Comprehensive General and Automobile Liability	$ 10,000,000 Combined Single Limit Aggregate
Pollution Liability	$ 1,000,000 Each Occurrence

B. Contractor shall furnish to Owner certificates of insurance evidencing the fact that proper insurance as set forth above has been secured or confirmation of self-insurance and no work shall be commenced unless and until the certificates or confirmations are on file with Owner. Such insurance policies and certificates must provide that at least 30 days' prior written notice will be mailed to Owner if the policies are canceled and, upon receipt of such notice, Owner shall have the rights provided in Article X. B. Said policies shall further contain endorsements naming Owner as an insured.

C. Contractor shall comply with the Workers' Compensation laws of the state in which the work is to be performed or the services are to be rendered and shall, before commencing work hereunder, furnish Owner (a) a certificate, issued by the Workers' Compensation officer or department of the state in which the work is to be performed or the services are to be rendered, that Contractor is entitled to all rights and benefits of the Workers' Compensation laws of such state or (b) a certified copy or certificate of the insurance policy under the terms of which Contractor's Workers' Compensation liability is insured under the laws of such state or confirmation of self-insurance with respect to Workers' Compensation laws.

VIII.
SUBCONTRACTING

A. In the event Contractor subcontracts any of the work to be performed or services to be rendered hereunder, or contracts for the furnishing of any services or material required to be furnished by a subcontractor, then such contracts shall contain releases of liability for damage to property of such subcontractor, insurance and Workers' Compensation requirements, and a hold harmless provision equivalent to Paragraphs IV, VII and XIV herein. Notwithstanding the foregoing, to meet the insurance requirements of Paragraph VII, such subcontractor may not self-insure.

B Contractor shall provide Owner with a list of subcontractors Contractor may desire to use from time to time in performance of its obligations hereunder. Owner shall approve or disapprove the list by written response within 30 days of receipt of the list or of a requested addition by Contractor.

C.       Contractor shall forward all invoices to Owner for direct payment to the sub-contractor by Owner.

IX.
LIENS

Contractor shall pay promptly any and all amounts owed by it for work performed, services rendered, or materials furnished in connection with jobs performed under this Agreement so that no lien shall ever attach, or be permitted to attach, to Owner's property, whether real or personal, and Contractor shall remain responsible for any and all such claims and liens caused by Contractor, Contractor's subcontractor, agents or assigns. In the event Contractor fails to secure a release of any such liens which may attach to Owner's property, Owner shall have the right to set off any amounts due Contractor in order to obtain the release of said liens.

X.
TERM

    This Agreement will continue in full force and effect for a term of twelve (12) months from the Closing and shall renew automatically thereafter for six (6) month periods, provided, however, either party may terminate this Agreement by sixty (60) days written notice prior to the beginning of any month after the initial twelve month term. Neither party hereto shall, by the termination of this Agreement, be relieved of its respective obligations and liabilities arising from or incident to work performed or services rendered hereunder prior to the time this Agreement is terminated. It is expressly agreed that Owner' and contractor's duties and obligations arising under Article XIV shall survive cancellation, termination or expiration of this Agreement.
    In the event Owner or Contractor fails to comply with any of the provisions hereof, the party not in default shall give written notice of the default to the defaulting party. Such notice shall set forth, in reasonable detail, the nature of the default and, where known and applicable, the steps necessary to cure such default. The defaulting party shall have (1) thirty (30) days following receipt of such notice either to (i) cure a default not involving the payment of money to the other party or (ii) commence in good faith all such steps as the nondefaulting party may, in its reasonable judgment, determine to be necessary and appropriate to cure such default in the event such default cannot, in the reasonable judgment of such nondefaulting party, be completely cured within such thirty (30) day period; and (2) five (5) business days following receipt of such notice to cure a default involving the payment of money to the other party; provided, however, if the defaulting party has not so cured the default within such period, or, in the case of clause (ii) above, commenced such cure in good faith within thirty (30) days of such notice and completed such cure within sixty (60) days of such notice, the nondefaulting party may terminate this Agreement upon written notice to the defaulting party.

XI.
FAIR AND EQUAL EMPLOYMENT

Contractor executes simultaneously with this Agreement, and agrees to maintain in a current status during the life of this Agreement, the Equal Employment Opportunity Compliance Certificate attached as Exhibit D hereto.

XII.
SAFETY

    Contractor and Owner expressly recognize the fact that the legislative body or bodies of the state or states in which the work is to be performed or services are to be rendered and the Congress of the United States of America have enacted laws relating to minimum safety standards, including, but not limited to the Occupational Safety and Health Act of 1970, as amended, (29 U.S.C.S. 651 et seq.) and applicable Department of Transportation regulations and requirements (concerning drug testing of employees and other matters). Contractor shall and shall cause its employees, agents and subcontractors to abide by Contractor's own safety standards, which shall be, at a minimum, equivalent to the Owner's standards described on Exhibit E.
    Contractor shall have all welders that will perform work on the Pipeline certified by Contractor prior to the welder engaging in any welding activity on the Pipeline which certification shall not be unreasonably withheld or delayed.

XIII.
LIAISON

Owner shall provide a representative to act as liaison with Contractor concerning the interpretation of the standards set forth in Article II. A. and other questions concerning the day-to-day operation of the Pipeline.

XIV.
RESPONSIBILITY

    Contractor shall be responsible for property damage suffered by any person, firm or corporation, or personal injury to or death of any person including, but not limited to, Contractor, any of Contractor's employees or the employees of Contractor's subcontractors, or any governmental fines, assessments or penalties, directly or indirectly relating to the performance of Contractor's obligations hereunder ("Contractor's Liabilities"). Owner shall be responsible for any claims (i) arising or attributable to periods prior to the effective date of this Agreement; (ii) arising from or attributable to Owner's obligations and duties provided in this Agreement; (iii) based upon the actions or inactions of Owner with respect to the Pipeline; and (iv) for damage injury or death arising from Owner's failure to warn Contractor of conditions, circumstances or other risks affecting the Pipeline or the lands burdened by the Pipeline which could reasonably be expected to result in injury to persons or property, together with any and all costs, expenses, obligations, demands, causes of actions, damages, fines, penalties and judgments (including, without limitation, with respect to attorneys' fees, costs of experts, court costs and costs of investigation) asserted or incurred in connection with any of the foregoing (i) through (iv) (collectively, "Owner's Liabilities").
    By way of illustration, but not by way of limitation, with respect to whom shall be considered an employee, any person who is on Contractor's payroll and receives, has received or is entitled to receive payment from Contractor in connection with the work performed or to be performed hereunder shall be the employee of Contractor and not a co-employee of Owner, even though Owner reimburses Contractor for the amount paid or to be paid such employee. Any person on Owner's payroll and for which Owner receives any reimbursement from Contractor shall not be considered an employee of Contractor, but for all purposes shall be an employee or co-employee of Owner.
    Owner shall notify Contractor immediately of any claim, demand, suit, or threatened suit that may be presented to it by any party which is a Contractor Liability. Contractor shall notify Owner immediately of any claim, demand, or suit that may be presented to it by any party which is an Owner Liability.
    In no event shall either party be liable for lost profits, consequential damages, business interruption, or lost business opportunities.
    Contractor shall immediately notify Owner of any third party loss, damage, or claim in excess of $5,000 made against it relating to the operation, maintenance and repair of the Pipeline whether covered by insurance or not.

XV.
ASSIGNMENT

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided, however, that neither party shall assign its interest hereunder without the prior written consent of the other party; and provided, furthermore, that nothing contained herein shall in any way prevent either party hereto from pledging or mortgaging its rights hereunder for purposes of securing financing for itself or its parent.

XVI.
NOTICE

Any communication concerning this Agreement shall be in writing and shall be considered as duly delivered when received at the address as follows:

Dominion Transmission, Inc.

All Notices:

Dominion Transmission, Inc. 445 West Main Street Post Office Box 2450 Clarksburg, West Virginia 26302-2450 Attention: Gary L. Sypolt Phone: (304) 627-3309

With a copy to:

Dominion Transmission, Inc. 445 West Main Street Post Office Box 2450 Clarksburg, West Virginia 26302-2450 Attention: Legal Department

Cove Point LNG Limited Partnership

All Notices:

Cove Point LNG Limited Partnership 2100 Cove Point Road Lusby, Maryland 20657 Attention: Jeffrey L. Barger Phone: (304) 627-3910

With a copy to:

Cove Point LNG Partnership P.O. Box 2450 Clarksburg, West Virginia 26302-2450 Attention: Legal Department

XVII.
CHOICE OF LAW

This Agreement shall be interpreted in accordance with the laws of the Commonwealth of Virginia without application of the choice of law rules thereof.

XVIII.
MISCELLANEOUS

This Agreement contains the entire agreement between the parties and there are no other understandings or representations between the parties hereto. This Agreement may not be amended except in writing, signed by a duly authorized representative of each party.

XVIX.
SEVERABILITY

In the event one or more of the provisions contained in this Agreement shall be held, for any reason, to be invalid, void, illegal or unenforceable in any respect, such invalidity, voidness, illegality or unenforceability shall not affect the remaining provisions hereof, and this Agreement shall remain unaffected and shall be construed as if such invalid, void, illegal or unenforceable provision never had been contained herein.

XX.
AUDIT

Owner shall have the right to audit Contractor's records relating to all work performed by or on behalf of Contractor for Owner's account, for any month within the twenty-four (24) month period following the month the work is performed. Contractor shall have the right to audit Owner's books and records relating to all volumes received by Contractor, payments made to Contractor and any other matter related to Contractor for any month within the twenty-four (24) month period following the end of such month. This provision shall continue in full force and effect for a period of twenty-four (24) months from the effective date of any termination of this Agreement.

XXI.
FORCE MAJEURE

In the event either party is rendered unable, wholly or in part, by Force Majeure to carry out its obligations of such party, so far as they are affected by such Force Majeure, shall be suspended during the continuance of any inability so caused; however, the party claiming the existence of Force Majeure shall use all reasonable efforts to remedy any situation which may interfere with the performance of its obligations hereunder.

[Rest of Page Left Intentionally Blank]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their respective duly authorized officers as of the date first above written.

DOMINION TRANSMISSION, INC.

/s/ Gary L. Sypolt Gary L. Sypolt Senior Vice President - Transmission

COVE POINT LNG LIMITED PARTNERSHIP

By: Dominion Cove Point LNG Company, LLC The General Partner

/s/ James P. O'Hanlon James P. O'Hanlon President and Chief Operating Officer

Exhibit A
To the Agreement Between
Dominion Transmission, Inc. and
Cove Point LNG Limited Partnership
dated as of August 30, 2002

Cove Point Pipeline

The pipeline consists of 87 miles of 36" pipe beginning at Cove Point in Calvert County, Maryland and running primarily northwest to Loudoun in Loudoun County, Virginia. The Pipeline includes interconnect points at the following: at Patuxent at mile post 1.3; Prince Frederick at mile post 15.0; Chalkpoint at mile post 23.2; Gardner Road at mile post 30.4; Kelson Ridge at mile post 34.0; Whiteplains at mile post 36.1; Marshall Hall at mile post 45.3; Possum Point at mile post 60.3; Centreville at mile post 71.6; Pleasant Valley at mile post 75.1; and Loudoun at mile post 87.8.

Exhibit B
To the Agreement Between
Dominion Transmission, Inc. and
Cove Point LNG Limited Partnership
dated as of August 30, 2002

Contractor Responsibilities

1.	Read meters and integrate charts in accordance with Owner standards and send quantities in both Mcf and Dth by Mid number and Account number to Owner on a monthly basis
2.	Test meters
3.	Test regulators
4.	Test relief valves
5.	Maintain measurement and regulation facilities
6.	Maintain and repair buildings associated with the Pipeline
7.	Locate and fix leaks as needed
8.	Inspect and fix Pipelines on a routine basis per Owner's standards
9.	Safety and Driver certification
10.	Operate compressor stations
11.	Scheduled Maintenance on compressors as set by Owner
12.	Repair compressors and related facilities as needed
13.	Conduct tests and inspections in accordance with Owner standards and governmental regulations
14.	File all legally required reports that not required to be filed by the Owner
15.	Locate and mark Pipeline associated with the Pipeline for various utility and other companies as requested.
16.	Maintain and repair roads relating to the Pipeline
17.	Keep suitable books records, budgets and accounts of all expenses and charges involved in performing Contractor's duties and obligations hereunder.
18.

Provide administrative and other support for Owner or its facilities in the areas of *gas accounting and measurement, *engineering services (including planning, design, land development), non-consolidated general accounting, marketing and *transportation, *gas control, financial planning and budgeting, technical and compliance training, employee safety, rates and certificates, and system optimization

19.	Oversee and solicit engineering studies and design/construction agreements necessary for the expansion and capital improvement of the Owner's facilities

*The effective date for those marked services shall coincide with the end of the applicable transition period under the Transition Services Agreement with Williams.

Exhibit C
To the Agreement Between
Dominion Transmission, Inc. and
Cove Point LNG Limited Partnership
dated as of August 30, 2002

Pipeline Standards

The Owner's current standards for the Pipeline are as follows:

  Contractor's current Standard Operating Procedures (Attached)
  Contractor's current chart and integration standards (Attached)
  Transmission Design and Construction Manual (Attached)

Exhibit D

To the Agreement Between
Dominion Transmission, Inc. and
Cove Point LNG Limited Partnership
dated as of August 30, 2002

Equal Employment Opportunity Compliance Certificate

For purposes of this Equal Employment Opportunity Compliance Certificate, the words "Contract", "Purchase Order" or "Sales Agreement" shall mean any agreement or arrangement between Cove Point LNG LP, hereinafter referred to as "Owner", and the Contractor for the purchase or sale of gas, materials, supplies, or services or for the use of real or personal property, including lease arrangements, which, in whole or in part, are necessary to the performance or any one or more contracts between Owner and the United States of America or under which any portion of Owner's obligation under any one or more contracts is performed, undertaken, or assumed.

        Contractor is aware of and is fully informed of Contractor's responsibilities under Executive Order 11246 and shall file compliance reports as required by Section 203 of Executive Order 11246 and otherwise comply with the requirements of such Orders.
        Contractor shall be bound by and agrees to the following provisions as contained in Section 202 of Executive Order 11246, to-wit:
            The Contractor will not discriminate against any employee or applicant for employment because of race, color, religion, sex, age or national origin. The Contractor will take affirmative action to ensure that applicants are employed, and that employees are employed, and that employees are treated during employment, without regard to their race, color, religion, sex, age or national origin. Such action shall include, but not be limited to the following: employment, upgrading, demotion, or transfer, recruitment, or recruitment advertising; layoff or termination; rates of pay or other forms of compensation, and selection for training, including apprenticeship. The Contractor agrees to post in conspicuous places, available to employees and applicants for employment, notices to be provided by the contracting officer setting forth the provisions of this non-discrimination clause.
            The Contractor will, in all solicitations and advertisements for employees placed by or on behalf of the Contractor, state that all qualified applicants will receive consideration for employment without regard to race, color, religion, sex, age or national origin.
            The Contractor will send to each labor union or representative of workers with which he has a collective bargaining agreement or other contract or understanding, a notice, to be provided by the agency contracting officer, advising the labor union or workers' representative of the Contractor's commitments under Section 202 of Executive Order No. 11246 of September 24, 1965, and shall post copies of the notice in conspicuous places available to employees and applicants for employment.
            The Contractor will comply with all provisions of Executive Order No. 11246 of September 24, 1965, and of the rules, regulations, and relevant orders of the Secretary of Labor.
            The Contractor will furnish all information and reports required by Executive Order No. 11246 of September 24, 1965, and by the rules, regulations, and orders of the Secretary of Labor, or pursuant thereto, and will permit access to his books, records, and accounts by the contracting agency and the Secretary of Labor for purposes of investigation to ascertain compliance with such rules, regulations and orders.
            In the event of the Contractor's non-compliance with the non-discrimination clauses of this contract or with any of such rules, regulations, or orders, this contract may be canceled, terminated, or suspended in whole or in part and the Contractor may be declared ineligible for further Government contracts in accordance with procedures authorized in Executive Order No. 11246 of September 24, 1965, and such other sanctions may be imposed and remedies invoked as provided in Executive Order No. 11246 of September 24, 1965, or by rule, regulation, or order of the Secretary of Labor, or as otherwise provided by law.
            The Contractor will include the provisions of Paragraphs (1) through (7) in every sub-contract or purchase order unless exempted by rules, regulations or orders of the Secretary of Labor issued pursuant to Section 204 of Executive Order No. 11246 of September 24, 1965, so that such provisions will be binding upon each sub-contractor or vendor. The Contractor will take such action with respect to any sub-contract or purchase order as the contracting agency may direct as a means of enforcing such provisions including sanctions or non-compliance; provided, however, that in the event the Contractor becomes involved in, or is threatened with, litigation with a subcontractor or vendor as a result of such direction by the contracting agency, the Contractor may request the United States to enter into such litigation to protect the interests of the United States.

C. And further, pursuant to the rules and regulations, if the value of the contract or purchase order exceeds $50,000 and the Contractor has 50 or more employees, Contractor will:

(1) File, on or before March 31 of each year or within 30 days of accepting a new order, complete and accurate reports on Standard Form 100 (EEO-1) with the appropriate government agency (Section 1.7, Chapter 60, Title 41 of the Code of Federal Regulations).

CERTIFICATION OF NONSEGREGATED FACILITIES

Contractor certifies that he does not maintain or provide for his employees any segregated facilities at any of his establishments, and that he does not permit his employees to perform their services at any location, under his control, where segregated facilities are maintained. He certifies further that he will not maintain or provide for his employees any segregated facilities at any of his establishments, and that he will not permit his employees to perform their services at any location, under his control where segregated facilities are maintained. Contractor agrees that a breach of this certification is a violation of the Equal Employment Opportunity Clause in this agreement. As used in this certification the term "segregated facilities" means any waiting rooms, work areas, rest rooms and wash rooms, restaurants and other eating areas, time clocks, locker rooms and other storage or dressing areas, parking lots, drinking fountains, recreation or entertainment areas, transportation, and housing facilities provided for employees which are segregated by explicit directive or are in fact segregated on the basis of race, creed, color, or national origin, because of habit, local custom or otherwise. He further agrees that (except where he has obtained identical certifications from proposed subcontractors or specific time periods) he will obtain identical certifications from proposed subcontractors prior to the award of subcontracts exceeding $10,000 which are not exempt from the provisions of Equal Employment Opportunity Clause; that he will retain such certification in his files; and that he will forward the following notice to such proposed subcontractors (except where the proposed subcontractor has submitted identical certifications for specific time periods). NOTICE TO PROSPECTIVE SUBCONTRACTORS OF REQUIREMENT FOR CERTIFICATIONS OF NONSEGREGATED FACILITIES. A Certification of Nonsegregated Facilities, as required by the May 9, 1967, order on Elimination of Segregated Facilities, by the Secretary of Labor (32 Fed. Reg. 7439, May 19, 1967) must be submitted prior t the award of subcontract exceeding $10,000 which is not exempt from the provisions of the Equal Employment Opportunity Clause. The certification may be submitted either for each subcontract or for all subcontracts during a period (i.e., quarterly, semiannually, or annually). (1968 MAR.) (Note: The penalty for making false statements in offers is prescribed in 18 U.S. C. 1001).

CONTRACTOR AND SUBCONTRACTOR LISTING REQUIREMENT

The Contractor agrees to comply with the requirements of Executive Order 11701 and the rules and regulations issued thereunder, and that all employment openings of the contractor which exist at the time of execution of this contract and those which occur during the performance of this contract, including those not generated by the contract and including those occurring at an establishment of the contractor other than the one wherein the contract is being performed by excluding those of independently operated corporate affiliates, shall, to the maximum extent feasible, be offered for listing at an appropriate local office of the States employment service system wherein the opening occurs and to provide such periodic reports to such local office regarding employment openings and hires as may be required: Provided, that this provision shall not apply to openings which the Contractor fills from within the Contractor's organization or are filled pursuant to a customary and traditional employer-union hiring arrangement and that the listing of employment openings shall involve only the normal obligations which attach to the placing of job orders.

The Contractor agrees further to place the above provision in any subcontract directly under this contract.

MINORITY BUSINESS ENTERPRISE

Executive Order 11625 provides that it is the policy of the government that minority business enterprises shall have the maximum practicable opportunity to participate in the performance of Government contracts.

The Contractor agrees to use his best efforts to carry out this policy in the award of his subcontracts in excess of $500,000 to the fullest extent consistent with the efficient performance of the contract. As used in the contract, the term "Minority Business Enterprise" means a business, at least 50 percent of which is owned by minority group members or, in the case of publicly owned business, at least 51 percent of the stock of which is owned by minority group members. For the purposes of this definition, minority group members are African-Americans, Spanish-speaking American persons, American-Orientals, American-Indians, American-Eskimos and American Aleuts. Contractors may rely on written representations by subcontractors regarding their status as minority business enterprises in lieu of an independent investigation.

EMPLOYMENT OF HANDICAPPED PERSONS

In accordance with Executive Order 11758, the Contractor certifies that, in employing persons to carry out contracts entered into with Owner, it will take affirmative action to employ and advance in employment qualified handicapped individuals, defined as "any individual who has a physical or mental disability which for such individual constitutes or results in a substantial barrier to employment..."

Contractor further certifies that it will obtain identical certifications from proposed subcontractors prior to the award of subcontracts exceeding $2,500 covering the procurement of personal property and nonpersonal services (including construction).

Dominion Transmission, Inc. Contractor

Date:	By:________________________ Its: ________________________

445 West Main Street Clarksburg, WV 26301 Telephone: (304) 623-8000

Exhibit E
To the Agreement Between
Dominion Transmission, Inc. and
Cove Point LNG Limited Partnership
dated as of August 30, 2002

Safety Rules

The Guide to Job Safety and Health is hereby incorporated by reference.

Exhibit B

CERTIFICATE

The undersigned certifies that she is the duly designated and acting attorney of Consolidated Natural Gas Company ("CNG") and that:

CNG's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended September 30, 2002 was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies.

The names and addresses of such state utility commissions are:
Utilities Department
Public Utility Commission of Ohio
180 Broad Street
Columbus, OH 43266-0573

Executive Secretary
West Virginia Public Service Commission
201 Brooks Street
Charleston, WV 25301

Secretary
Pennsylvania Public Utility Commission
North Office Building
Commonwealth Avenue and North Street
Harrisburg, PA 17101

General Counsel
Virginia State Corporation Commission
1300 East Main Street
10th Floor
Richmond, VA 23219

Chief Clerk
North Carolina Utilities Commission
4325 Mail Service Center
Raleigh, North Carolina 27699-4325

IN WITNESS WHEREOF, I have hereunto set my hand as of the 26th day of November, 2002.

/s/ Sharon L. Burr Sharon L. Burr
Attorney for Dominion Resources, Inc.